UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2025

Commission File Number 001-35948

Kamada Ltd.

(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983, 333-222891, 333-233267 and 333-265866.

Other Information

On December 10, 2025, Kamada Ltd. (the “Company”) held its Annual General Meeting of Shareholders at the Company’s offices located at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel (the “Meeting”). At the Meeting, shareholders voted on and approved, by the requisite majority, each of the proposals described in the Company’s Notice and Proxy Statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission (“SEC”) on October 23, 2025, as amended by the Amended Proxy Statement for the Meeting attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K/A furnished by the Company to the SEC on December 2, 2025.

Accordingly, at the Meeting, the shareholders of the Company approved the following proposals:

1.	The re-election of each of the Company’s seven directors to serve as members of the Company’s Board of Directors until the Company’s next annual general meeting of shareholders and until their successors are duly elected.

2.	The approval of the grant of options to Mr. Amir London, the Company’s Chief Executive Officer.

3.	The adoption of an amended and restated Compensation Policy for Executive Officers and Directors.

4.	The approval of certain amendments to the Company’s Articles of Association, including to permit indemnification and insurance of directors and officers under the Israeli Securities Law, 1968 and the Israeli Economic Competition Law, 1988.

5.	The approval of an amendment to the exemption and indemnification undertaking letter issued by the Company to each of its directors and officers to provide for indemnification and insurance to the fullest extent permitted under the Israeli Securities Law, 1968 and the Israeli Economic Competition Law, 1988.

6.	The ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accountants for the year ending December 31, 2025, and for such additional period until the Company’s next annual general meeting of shareholders.

The following exhibits are attached:

99.1	Compensation Policy for Office Holders of the Company

99.2	Amended Articles of Association of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 10, 2025	KAMADA LTD.

	By:	/s/ Nir Livneh
Nir Livneh
Vice President General Counsel and Corporate Secretary

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